EXHIBIT 99.2

               [H. F. Ahmanson & Company press release letterhead]


FOR IMMEDIATE RELEASE                           CONTACTS:
---------------------                              Media: Mary Trigg
                                                          (626) 814-7922
                                                Investor: Steve Swartz
                                                          (626) 814-7986


                 H. F. AHMANSON & COMPANY ADOPTS NEW STOCKHOLDER
                         RIGHTS PLAN AND AMENDS BY-LAWS


      IRWINDALE, CA, November 7, 1997 -- H. F. Ahmanson & Company (NYSE:AHM), parent company of Home Savings of America, today announced that its board of directors adopted a new Stockholder Rights Plan as well as amendments to its By-laws. Ahmanson's former Stockholder Rights Plan, which was originally adopted in 1988 and was scheduled to expire during 1998, will be terminated upon the effectiveness of the new Stockholder Rights Plan. The new Stockholder Rights Plan has a ten-year term and makes certain changes updating the former plan.

      As with the former plan, the new Stockholders Rights Plan is designed to protect Ahmanson stockholders against coercive or unfair takeover tactics and to prevent an acquiror from obtaining control of the company without offering a fair and equal price to all stockholders. The action was taken by the board of directors in response to general industry and market conditions and not in response to any known effort to acquire control of Ahmanson.

      The rights will be distributed as a dividend to stockholders of record at the close of business on November 17, 1997.

      H. F. Ahmanson & Company, with assets of more than $46 billion, is the parent company of Home Savings of America, one of the nation's largest full-service consumer and small business banks. It operated 371 financial service centers in three states and 125 mortgage lending offices in nine states.